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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)


                              WSI Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  92932Q-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Michael N. Taglich
                               700 New York Ave.
                                   Huntington
                                    NY 11743
                                  631-757-1500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 20, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92932Q-10-2
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Michael N. Taglich
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.
                  --------------------

                  (a) Title of Class of Securities: Common Stock, $0.10 par value

                  (b)      Name of Issuer:  WSI Industries, Inc. (the "Company")

                  (c)      Address of Issuer's Principal Executive Offices:
                           18151 Territorial Road, Osseo, Minnesota 55369.

Item 2.           Identity and Background.
                  ------------------------

                  (a)      Name of Person Filing:  Michael N. Taglich.

                  (b) Residence or Business Address: 700 New York Ave, Huntington NY, 11743.

                  (c) Principal Occupation or Employment: Mr. Taglich is a partner in the brokerage firm, Taglich Brothers, Inc., the principal address of which is listed in
                           Item 2(b) above. Mr. Taglich is also a partner in Tag/Kent Partners.

                  (d) Conviction in a criminal proceeding during the last five years: None.

                  (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: None.

                  (f)      Citizenship:  United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

                  Not applicable.

Item 4.           Purpose of Transaction.
                  -----------------------


Item 5.           Interest in Securities of Issuer
                  --------------------------------

          (a)  Number and Percentage of Class beneficially owned:

               As of April 20, 2004, Mr. Taglich owned no shares of common stock directly and no shares of the Company's common stock indirectly, through his IRA, Taglich Bros., Inc. or Tag/Kent Partners.

               As of April 20, 2004, Mr. Taglich held options exercisable within 60 days to purchase 1,000 shares of the Company's common stock. Thus, as of April 20, 2004, Mr. Taglich is the beneficial owner of 0% of the 2,553,629 shares outstanding as of February 29, 2004, as reported by the Company in its Quarterly Report on Form 10-Q for the year ended February 29, 2004.

     (b)  Voting and Dispositive Power:

          Mr. Taglich has sole voting and dispositive power over the options exercisable within 60 days of April 20, 2004 to purchase 1,000 shares of the Company's common stock.

     (c)  Transactions within 60 days:

          In the past sixty days, transactions effected by Mr. Taglich or by any other person whose beneficial ownership may be attributable to Mr. Taglich consisted only of sales of the Company's common stock and were as follows:

                 Price Per Share                 Date                 Number Of Shares Sold
                 ---------------                 ----                 ---------------------
                 $4.807                         4/20/04                       80,710
                 $4.807                         4/20/04                        8,340
                 $4.807                         4/20/04                        5,000
                 $4.807                         4/20/04                       39,205

     (d)  Right to Direct the Receipt of Dividends: Not Applicable.

     (e)  Last Date on Which Reporting Person Ceased to be a 5% Holder:
          April 20, 2004


Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  --------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ------------------------------------

                  None.

Item 7.           Material to be Filed as Exhibits.
                  ---------------------------------

                  None.



                                    Signature

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2004

                                            /s/  Michael N. Taglich
                                            ------------------------------------
                                            Michael N. Taglich